CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

UPM-KYMMENE CORPORATION
(Translation of registrant’s name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2002	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations

UPM-Kymmene Corporation
Stock Exchange Release 17 December, 2002 at 1 p.m.

CHANGES IN UPM-KYMMENE’S EXECUTIVE TEAM RESPONSIBILITIES

Dr Georg Holzhey, Executive Vice President and Member of the UPM-Kymmene Executive Team, will retire on 1 January, 2003 at the age of 63. Procurement and Logistics will report in the Executive Team to Mr Jussi Pesonen, Senior Executive Vice President and COO.

Mr Martin Granholm, Senior Executive Vice President, will be responsible in the Executive Team for Forestry in Finland and coordination of international forest affairs in addition to his current duties. He assumes the responsibility as of 1 January 2003.

APPOINTMENT

Ms Pirkko Harrela, M.A., aged 42, has been appointed Vice President, Corporate Communications for UPM-Kymmene Group as of 1 January, 2003. She has previously worked as Vice President, Communications for UPM-Kymmene Printing Papers and most recently been responsible for Media Service, Employee Communications and general Corporate Communications. She will report to Mr Juha Niemelä, President and CEO.

Her predecessor, Mr Markku Franssila, is taking a study leave until 30 April, 2004.

UPM-Kymmene Corporation

Olavi Kauppila
Senior Vice President, Investor Relations

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
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